UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World Equity Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 N Martingale Road, Suite 1220
                            (No. and Street)

Schaumburg	IL	60173
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Dudas	224-318-0417	sdudas@weg1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Dr, FL 6	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



World Equity Group, Inc

Financial Statement
and Report of Independent Registered
Public Accounting Firm

December 31, 2025

SEC I.D 8-44088

Filed as a public document pursuant to rule 17a-5(d)
of the Securities and Exchange Act of 1934

World Equity Group, Inc.
December 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
World Equity Group, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of World Equity Group, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 23, 2026

FGMK, LLC
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

OATH OR AFFIRMATION

I, Stephen Dudas _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Equity Group, Inc. _____ , as of December 31 _____ , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statement

World Equity Group, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	521,074
Receivable from and deposits with clearing broker-dealers		275,426
Receivable from registered representatives		5,000
Commissions receivable		104,715
Prepaid expenses		61,214
Furniture, equipment and leasehold improvements, net		20,771
Right of use asset		34,614
Deferred tax assets		328,700
Other assets		195,982
TOTAL ASSETS	$	1,547,496

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	145,749
Due to affiliate		30,306
Accrued commissions		77,176
Lease liability		36,539
Other liabilities		177,272
TOTAL LIABILITIES		467,042

Stockholder's equity:

Common stock	1,038
Additional paid-in capital	982,850
Retained earnings	96,566
TOTAL STOCKHOLDER'S EQUITY	1,080,454
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,547,496

The accompanying notes are an integral part of this statement

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

1. Nature of Operations and Summary of Significant Accounting Policies

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital investment banking services to retail customers and institutional clients primarily in the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and FN 74 accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly-owned subsidiary of Wentworth Management Services, LLC ("Wentworth") dba Binah Management Services LLC (BMS").

Cash Equivalents
The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

Cash and Cash Equivalents in Excess of Insured Amounts
The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Revenue Recognition
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. (See Note 2).

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the asset or the terms of the underlying lease.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

1. Nature of Operations and Summary of Significant Accounting Policies – Continued

Advertising
The Company expenses advertising as incurred.

Income Taxes
The Company accounts for income taxes in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. For the year ending December 31, 2025, the Company has elected to be included in the consolidated tax return of its ultimate parent, Binah Capital Group, Inc. ("Binah") The Company calculates the provision for income taxes using a separate-return method. Under this method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting their taxable income or loss and paying the applicable tax or receiving the appropriate refund from Binah. The current income tax provision is the tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any tax carryforwards that could be claimed on the Company's hypothetical return and assess the need for a valuation allowance on the basis of the Company's projected separate-return results. Binah continually evaluates the ability to utilize the net operating loss carryforwards every year based on the overall taxable income of Binah.

Leases
The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its risk-free rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses the risk-free rate (3.75%) based on the information available at the commencement date for the lease. The Company's risk-free rate for a lease is the rate of interest equal to the rate of a US Treasury note with a similar remaining term at the date of lease commencement. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

1. Nature of Operations and Summary of Significant Accounting Policies – Continued

Leases - Continued
The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short- term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Disclosures related to the amount and timing of cash flows arising from this lease are included in Note 6.

Use of Estimates and Assumptions
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statement.

Receivable from Registered Representatives and Others and Allowances
for Credit Losses
Accounts receivables consists of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

1. Nature of Operations and Summary of Significant Accounting Policies – Continued

Receivable from Registered Representatives and Others and Allowances
for Credit Losses – Continued

sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company does not believe an allowance is necessary. Commissions receivable were $49,331 and receivable from registered representatives was $127,412 as of January 1, 2025, and there was no allowance deemed necessary.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based upon currently available information and is subject to significant judgement, a variety of assumptions, and uncertainties. When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management's judgement, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable. The determination of these liability amounts requires significant judgement on the part of management. See Note (9) for additional information.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. This update is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company adopted this standard and applied disclosure requirements on a prospective basis effective for this period.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

2. Revenue From Contracts with Customers

The Company recognizes revenue from contracts with customers following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgments
Revenue from contracts with customers includes commission income from variable annuity trail and 12b-l fees and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and l2b-1 Fee Income
The Company earns variable annuity trails and l2b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Financial Advisory Services
The Company provides financial advisory services on a daily basis. The Company believes the performance obligation for providing financial advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

2. Revenue From Contracts with Customers – Continued

Investment Banking

The Company provides advisory services on mergers and acquisitions ("M&A"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and benefits are received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Contract Liabilities

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, contract liabilities were $7,344 and are included in other liabilities on the statement of financial condition. At January l, 2025, the contract liabilities were $3,812.

3. Receivable from and Deposits with Clearing Broker-Dealers

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2025, the Company had amounts due from these broker dealers and clearing organizations totaling $95,393 and cash on deposit of $180,033.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to the net capital requirements equal to the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2025, the Company had net capital of $449,642, which was $349,642 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .962 to 1.

5. Income Taxes

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities. The Company is not currently under examination but is subject to examination by U.S. tax authorities for up to three years of tax filings.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

5. Income Taxes - Continued

As of December 31, 2025, the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

Fixed assets	$ 5,100
Right of use assets	(9,400)
Lease liabilities	8,900
Other reserves	6,400
Net operating losses	317,700
Net deferred tax assets	$ 328,700

The Company has federal net operating loss carryforwards of approximately $1,105,223 as of December 31, 2025, all of which have indefinite lives. The Company has state net operating loss carryforwards of approximately $1,361,044 which have varying statute of limitations starting December 31, 2039. As of the date of this filing, Binah is continuing to evaluate the ability to utilize the net operating loss carryforwards.

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities. The tax years of 2022 to 2024 remain open to examination in the federal jurisdiction. The tax years of 2015 to 2024 remain open to examination in the state jurisdictions.

FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), and in various state jurisdictions in the United States. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statement as of December 31, 2025.

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as an operating expense. There were no amounts accrued for interest or penalties as of December 31, 2025. Management does not expect any material changes in its unrecognized tax benefits in the next year.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

5. Income Taxes – Continued

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has determined that it is more likely than not that the Company's net deferred tax assets will be realized. As a result, the Company has no valuation against its net deferred tax assets.

6. Leases

The Company has obligations as a lessee for office space. The Company classified these leases as operating leases. These leases do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2025 was as follows:

Weighted average remaining lease term:	
Operating leases	.3 years
Weighted average discount rate:	
Operating leases	3.75%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2025 are as follows:

2026	$ 36,580
Total undiscounted payments	$ 36,580
Less: Imputed interest	41
Lease liability	$ 36,539

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

6. Leases - Continued

On February 4, 2026, the Company entered into a first amendment for their existing office space to extend it from May 1, 2026 through August 1, 2029. Future minimum payments on this lease are as follows:

2026	$ 103,161
2027	106,319
2028	109,477
2029	65,397
Total	$ 384,354

7. Employee Benefit Plan

The Company participates in the 401(k) plan sponsored by its Parent, BMS. Contributions to the plan by the Company are limited to a maximum of 3.5% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for 3 months to participate. Company contributions to the Plan amounted to $39,493 for the year ended December 31, 2025 and is included in accounts payable and accrued expenses in the statement of financial condition.

8. Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines, Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. customers may be required to deposit additional collateral or reduce positions, where necessary.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

9. Contingencies

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications.

Litigation
The Company is a defendant or respondent in various legal actions, including arbitrations, class actions and other litigations, arising in connection with our activities as a broker-dealer. These matters arise in the normal course of business and the Company intends to vigorously defend itself in these actions.

The Company reviews its legal proceedings, claims, disputes, or investigations on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the financial statement.

A number of factors contribute to Company's determination of whether a loss is reasonably possible and if the loss or range of loss can be estimated, including, but not limited to: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages; the matters present significant legal uncertainties; the Company has not engaged in settlement discussion; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how the liability might be shared among defendants).

The Company believes, based upon current information, that the outcome of any such legal proceeding, claim, dispute, or investigation will not have a material effect on our financial position, results of operations or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to our operating results and cash flows for a particular future period as additional information is obtained.

The Company has accrued $25,000 as of December 31, 2025.

World Equity Group, Inc.
Notes to The Financial Statement
December 31, 2025

10. Management Services and Expenses Sharing Agreements

Effective January 1, 2025, the Company entered into a Management Services Agreement ("MSA") with BMS whereby BMS will provide personnel and payroll management services to the Company. In accordance with the MSA, expenses related to payroll and benefits are allocated to the Company. The allocation of the compensation and benefits is based upon the specific personnel assigned to the Company as well as other personnel providing services to the Company. The allocation methodology includes a direct allocation for personnel assigned to the Company and additional allocation for certain personnel based upon various factors including, job responsibilities and estimated amount of time associated with the Company.

In exchange for the personnel management services provided by BMS, the Company pays a Service Fee, as defined in the MSA, to BMS. Such Service Fee is based upon a number of factors and estimates including, among other things, the total amount of compensation and benefits allocated to the Company. The Service Fee may be adjusted on annual basis with 30 days prior written notice.

In addition to the expenses allocated related to the payroll and benefits as outlined above, the Company pays its affiliates and BMS fees to cover management and other support costs under an expense sharing agreement.

As of December 31, 2025, the Company owed $30,306 to affiliates on these agreements.

11. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.